EXHIBIT 99.1

Fury Completes C$11,000,000 Private Placement

Vancouver, Canada – April 19, 2022 – Fury Gold Mines Limited (TSX: FURY) (NYSE American: FURY) (“Fury” or the “Company”) announces that the Company has closed the private placement announced on April 12, 2022 (the “Private Placement”).

The Company issued 13.75 million common shares of the Company at a price of $0.80 for proceeds of C$11.0 million. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

“We are thrilled to achieve the support from two highly regarded shareholders,” commented Tim Clark, CEO of Fury. “The Company is well-financed, currently drilling, and our management team is very excited about several of our robust exploration targets that we will be testing within the next 12 months.”

All Common Shares issued are subject to a hold period expiring four months from the closing date of the Private Placement in accordance with applicable securities laws.

The Common Shares have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and will not be offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any securities sold to investors in the United States will be “restricted securities” and subject to restrictions on resale under the U.S. Securities Act. This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando

Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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www.furygoldmines.com